US Ecology, Inc. Lakepointe Centre I 300 East Mallard Dr. Suite 300 Boise, ID 83706	Office: (800) 590-5220 (208) 331-8400 Fax: (208) 331-7900 www.usecology.com

May 10, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Pamela Long

Re:         US Ecology, Inc.

Registration Statement on Form S-3

(File No. 333-187001)

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, US Ecology, Inc., a Delaware corporation (the “Company”), hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-187001), as amended, so that such Registration Statement may be declared effective at 4:00 p.m. (Eastern Time) on May 15, 2013 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Stephen M. Leitzell of Dechert LLP at (215) 994-2621, or the undersigned at (208) 319-1615, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

US Ecology, Inc.

By: /s/ Jeffrey R. Feeler

Name: Jeffrey R. Feeler

Title: President and Chief Operating Officer

cc: Stephen M. Leitzell, Dechert LLP